Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Years Ended
	2008	2009	2010	2011	2012
Income (loss) from continuing operations before income taxes	$(34,213)	$807,878	$1,090,299	$927,454	$1,432,004
Add: Fixed charges	5,909,338	3,037,524	2,279,139	2,404,340	2,564,952

Total earnings	$5,875,125	$3,845,402	$3,369,438	$3,331,794	$3,996,956

Interest expense	$5,905,418	$3,035,639	$2,274,771	$2,400,914	$2,561,671
Rental expense, net of income	3,920	1,885	4,368	3,426	3,281

Total fixed charges	5,909,338	3,037,524	2,279,139	2,404,340	2,564,952
Preferred stock dividends	110,556	172,799	130,635	27,411	31,211

Total fixed charges and preferred stock dividends	$6,019,894	$3,210,323	$2,409,774	$2,431,751	$2,596,163

Ratio of earnings to fixed charges(1)(2)	—	1.27	1.48	1.39	1.56

Ratio of earnings to fixed charges and preferred stock dividends(1)(3)	—	1.20	1.40	1.37	1.54

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.
(2)	Due to a pre-tax loss from continuing operations of $34 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $34 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.
(3)	Due to a pre-tax loss from continuing operations of $34 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $145 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.